UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2013
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34624
___________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Umpqua Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258

REQUIRED INFORMATION

1. Not Applicable
2. Not Applicable
3. Not Applicable
4. The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2013, prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm and Financial Statements
with Supplementary Information for

Umpqua Bank
401(k) and Profit Sharing Plan

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, line 4(i) – Schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Portland, Oregon
June 30, 2014

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012

ASSETS
Investments, at fair value
Registered investment companies	$109,239,673	$90,633,397
Common stock	10,447,705	6,353,247
Individually directed accounts	4,047,918	2,979,958
Collective trusts	1,553,869	—

Total investments, at fair value	125,289,165	99,966,602

Receivables
Notes receivable from participants	3,338,158	2,737,299
Employer contributions	598,430	774,160
Unsettled trades	6,019	—
Participant contributions	421	2,289

Total receivables	3,943,028	3,513,748

Total assets	129,232,193	103,480,350

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$129,232,193	$103,480,350

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$22,131,922
Dividends	293,712
Interest	3,720

Net investment income	22,429,354

Interest income on notes receivable from participants	118,735

Contributions
Employer	3,058,582
Participant	10,574,178
Rollovers	1,225,118

14,857,878

Total additions	37,405,967

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	11,430,408
Corrective distributions	2,978
Administrative expenses	220,738

Total deductions	11,654,124

CHANGE IN NET ASSETS	25,751,843

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	103,480,350

End of year	$129,232,193

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service.

Contributions –

Employee deferrals – Participants may elect to contribute up to 100% of eligible compensation to the Plan each year. In addition, participants may make voluntary non-deductible after-tax contributions to the Plan. Participants may also roll over eligible amounts from other qualified plans.

Employer match – The Company may elect to make discretionary matching contributions to the Plan. The contribution period is each Plan quarter and Participants must be employed as of the last day of the Plan quarter, to be eligible to receive any matching contributions for that quarter. The Company matched 50% of employee contributions, up to 6% of eligible compensation deferred to the Plan for the year ended December 31, 2013.

Employer profit sharing – The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. There were no profit sharing contributions for the year ended December 31, 2013.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds as investment options for participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule.

Percentage

Years of service
Less than 1 year	—%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2013, the rates of interest on outstanding loans ranged from 4.16% to 9.50% with various maturities through December 2033.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account balance, or annual installments over a period not more than the participant’s life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. As of December 31, 2013 and 2012, forfeited non-vested accounts totaled $137,515 and $179,916, respectively. For the year ended December 31, 2013, the Company contributions were reduced by $470,427 from forfeited non-vested accounts.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent accounting pronouncements – In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The update requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used and quantitative information about significant unobservable inputs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Authoritative guidance requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis, which approximates fair value at the reporting date.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan Document.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company. Transaction fees and investment management fees are paid by the Plan.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

Note 3 – Investments

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2013	2012

JPMorgan SmartRetirement 2020 Fund Inst Class	$17,943,616	*
JPMorgan SmartRetirement 2025 Fund Inst Class	12,959,839	*
Umpqua Holdings Corporation Common Stock	10,447,705	6,353,247
JPMorgan SmartRetirement 2030 Fund Inst Class	8,099,769	*
JPMorgan SmartRetirement 2015 Fund Inst Class	7,638,116	*
JPMorgan SmartRetirement 2035 Fund Inst Class	7,332,908	*
PIMCO Total Return Fund R5	*	14,074,173
Goldman Sachs Financial Square Prime Fund	*	12,633,965
MainStay Large Cap Growth Institutional Fund	*	9,787,183
Vanguard 500 Index Fund	*	8,342,036
MFS Value Fund R5	*	8,329,474
Vanguard Balanced Index Fund	*	7,678,308

*Indicates investment was less than 5% of net assets available for benefits or was not a plan investment option for respective plan year.

During 2013, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Registered investment companies	$21,802,440
Common collective trusts	11,332
Common stock	(742,652)
Individually directed accounts	1,060,802

Net appreciation in fair value of investments	$22,131,922

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement –

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology are quoted prices in markets that are not considered to be active, or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered investment companies (mutual funds) – Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Registered investment companies (money market fund) – The money market fund is valued using the NAV of the money market as reported by the money market managers. The NAV is based on the fair value of the underlying assets in the money market fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a money market is calculated based on a compilation of primarily observable market information.

The money market fund invests in securities determined to experience minimal credit risk such as U.S. government securities and other short-term obligations of U.S companies, states, and municipalities. The money market fund seeks to maintain a stable NAV of $1.00 per share. Principal risks of the money market fund could cause deterioration in the stable NAV which could result in increased redemption activity further adversely affecting the NAV. The money market fund has no redemption features or restrictions.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

Collective trust – Units held in the collective trust are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a collective investment is calculated based on a compilation of primarily observable market information. The number of units of the trust that are outstanding on the calculation date is derived from observable purchase and redemption activity in the trust. Accordingly, the unit value for a collective investment is classified within level 2 of the valuation hierarchy.

The Wells Fargo Stable Value Fund C (the Fund) is a collective trust designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund invests 100% in the Wells Fargo Stable Return Fund G which holds guaranteed investment contracts and security-backed contracts, both of which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize investments classified within level 2 of the valuation hierarchy and measured at fair value based upon NAV per share as of December 31:

	Fair	Unfunded	Redemption	Redemption
December 31, 2013	Value	Commitments	Frequency	Notice Period

Wells Fargo Stable Return Fund Class C	$1,553,869	None	Daily	N/A
(Collective Trust)
Goldman Sachs Financial Square Prime Fund	2,829,518	None	Daily	N/A
(Registered Investment Company - money market)
SSGA Inst Gov Money Market Fund	15,749	None	Daily	N/A
(Individually directed account - money market)
	$4,399,136

	Fair	Unfunded	Redemption	Redemption
December 31, 2012	Value	Commitments	Frequency	Notice Period

Goldman Sachs Financial Square Prime Fund	$12,633,965	None	Daily	N/A
(Registered Investment Company - money market)
SSGA Inst Gov Money Market Fund	197,188	None	Daily	N/A
(Individually directed account - money market)
	$12,831,153

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31:

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered investment companies
Mid/large cap stock	$93,292,715	$—	$—	$93,292,715
International	4,931,961	—	—	4,931,961
Small cap stock	4,494,821	—	—	4,494,821
Fixed income	3,690,658	—	—	3,690,658
Money market	—	2,829,518	—	2,829,518
Common stock – Umpqua Holdings Corp.	10,447,705	—	—	10,447,705
Individually directed accounts
Money market	—	15,749	—	15,749
Common stock	4,032,169	—	—	4,032,169
Common collective trusts	—	1,553,869	—	1,553,869

	$120,890,029	$4,399,136	$—	$125,289,165

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Registered investment companies
Mid/large cap stock	$51,341,689	$—	$—	$51,341,689
International	8,441,757	—	—	8,441,757
Small cap stock	4,141,813	—	—	4,141,813
Fixed income	14,074,173	—	—	14,074,173
Money market	—	12,633,965	—	12,633,965
Common stock – Umpqua Holdings Corp.	6,353,247	—	—	6,353,247
Individually directed accounts
Money market	—	197,188	—	197,188
Common stock	2,782,770	—	—	2,782,770

	$87,135,449	$12,831,153	$—	$99,966,602

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The FASB issued guidance on accounting for uncertainty in income taxes (ASC 740-10). The Plan adopted this new guidance for the year ended December 31, 2010. Management evaluated the Plan’s tax position and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax position that requires adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

Note 7 – Party-in-Interest Transactions

Plan investments include shares of the Umpqua Holdings Corporation Stock Fund which is comprised of common stock of the Company.

Note 8 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

Note 9 - Subsequent Events

Effective April 18, 2014 the Company merged with Sterling Financial Corporation and Subsidiaries (Sterling). This resulted in approximately 2,300 new plan participants. Through the financial statements issuance date none of the prior Sterling plan assets have been merged into the Plan.

SUPPLEMENTARY INFORMATION
REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-0419143
PLAN NO. 001
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	JPMorgan SmartRetirement 2020 Fund Inst Class	Registered investment company	**	$17,943,616
	JPMorgan SmartRetirement 2025 Fund Inst Class	Registered investment company	**	12,959,839
	JPMorgan SmartRetirement 2030 Fund Inst Class	Registered investment company	**	8,099,769
	JPMorgan SmartRetirement 2015 Fund Inst Class	Registered investment company	**	7,638,116
	JPMorgan SmartRetirement 2035 Fund Inst Class	Registered investment company	**	7,332,908
	Vanguard 500 Index Fund	Registered investment company	**	6,172,199
	JPMorgan SmartRetirement 2040 Fund Inst Class	Registered investment company	**	5,970,010
	JPMorgan SmartRetirement 2045 Fund Inst Class	Registered investment company	**	4,871,565
	Mainstay Large Cap Growth Fund	Registered investment company	**	3,220,881
	MFS Value Fund R5	Registered investment company	**	3,203,294
	JPMorgan SmartRetirement Income Fund	Registered investment company	**	3,054,885
	JPMorgan SmartRetirement 2010 Fund Inst Class	Registered investment company	**	2,873,267
	Goldman Sachs Financial Square Prime Fund	Registered investment company	**	2,829,518
	Vanguard Small Cap Index Fund Admiral	Registered investment company	**	2,828,136
	American Funds Europacific Growth Fund R6	Registered investment company	**	2,791,524
	JPMorgan Mid Cap Value Fund Inst Class	Registered investment company	**	2,662,787
	PIMCO Total Return Fund Inst Class	Registered investment company	**	2,603,303
	T Rowe Price Institutional Mid Cap Equity Growth Fund	Registered investment company	**	2,440,226
	Vanguard Mid Cap Index Fund Admiral	Registered investment company	**	2,278,924
	JPMorgan SmartRetirement 2050 Fund Inst Class	Registered investment company	**	2,017,221
	GE Institutional Small Cap Equity Fund Class Inv	Registered investment company	**	1,666,685
	Vanguard Total International Stock Index Fund	Registered investment company	**	1,144,809
	Dimensional Intenational Value Portfolio	Registered investment company	**	995,628
	Hotchkis & Wiley High Yield Fund Class I	Registered investment company	**	774,654
	JPMorgan SmartRetirement 2055 Fund Inst Class	Registered investment company	**	553,208
	Vanguard Total Bond Market Index Fund Admiral	Registered investment company	**	312,701
*	Umpqua Holdings Corporation	Common stock	**	10,447,705
	Wells Fargo Stable Return Fund Class C	Common collective trust	**	1,553,869
	Participant directed brokerage accounts	Individually directed account	**	4,047,918
	Participant loans	4.16% – 9.50%, various maturity	**	3,338,158

				$128,627,323

* Indicates party-in-interest
** Information is not required as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Umpqua Bank 401(k) and Profit Sharing Plan

Date: June 30, 2014
/s/ Neal T. McLaughlin
Neal T. McLaughlin
Chair of the Umpqua Bank 401(k) Advisory Committee,
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm